www.touchittechnologies.com sales@touchittechnologies.com

July 19, 2011

VIA ELECTRONIC TRANSMISSION

Melissa Feider
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010

Re:	TouchIt Technologies, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 333-151252

Dear Mrs. Feider:

We are writing to request a two (2) business day extension to respond to comments received from the Staff of the Securities and Exchange Commission (the “Staff”), by letter dated July 5, 2011 (the “Comment Letter”), with respect to TouchIT Technologies, Inc.’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2010.  We have been diligently preparing a response but are unable to meet the ten (10) business day deadline of July 19, 2011.  We anticipate finalizing the response no later than July 21, 2011 and thus the Company respectfully requests an extension through July 21, 2011 to respond to the Comment Letter.

We appreciate the Staff’s courtesy and cooperation in this process. If you have any questions, please contact me by telephone at +44 7944 716 344.

Very Truly Yours,

/s/ Andrew Brabin
Andrew Brabin, Chief Financial Officer

TouchIT Technologies HQ Ataturk Bulvari Ali Riza Efendi cd. A 4 Blok No.4 Trakya Serbest Bolge Istanbul	TouchIT Technologies UK 12 Sirdar Rayleigh Essex UK, SS6 7XF	TouchIT Technologies Ireland Ballycullen Askeaton Co Limerick Ireland	TouchIT Technologies USA 2522 Wildbrook Run Bloomfield Hills, MI, 48304 USA